Exhibit 4.42

NOTICE OF PARTIAL CANCELLATION OF TOTAL COMMITMENTS

To:	Nordea Bank Finland Plc, London Branch City Place House 55 Basinghall Street London EC2V 5NB

From”	Paragon Shipping Inc. 15 Karamanli Street 166 73 Voula Greece

as of 5 August 2011

Dear Sirs

US$89,500,000 term loan facility dated 5 May 2011 (the "Loan Agreement") entered into by (i) Paragon Shipping Inc. as borrower (the "Borrower"), (ii) the banks and financial institutions named in the Loan Agreement as Lenders (iii) the banks and financial institutions named in the Loan Agreement as Lead Arrangers, (iv) the banks and financial institutions named in the Loan Agreement as Swap Banks, (v) you as Bookrunner, (vi) you as Agent and (vii) you as Security Trustee.

We refer to the Loan Agreement. Words and expressions defined in the Loan Agreement shall have the same meanings when used in this letter unless the context otherwise requires.

We write to notify you that, following the cancellation of the Shipbuilding Contract in respect of Hull 619, we wish to cancel part of the Total Commitments in an amount of $22,603,600 (being the Advance Drawdown Amount in respect of Hull 619) pursuant to clause 8.11 of the Loan Agreement.

Notwithstanding clause 8.13(b) of the Loan Agreement, we agree that cancellation of such amount will take effect on the date when you sign this letter as Agent to confirm your agreement on behalf of the Lenders to such cancellation and we acknowledge that in accordance with clause 8.14 of the Loan Agreement such cancellation of that portion of the Total Commitments will be permanent.

/s/ Robert Perri

Director For and on behalf of Paragon Shipping Inc.

Acknowledged and agreed on 16th August 2011

/s/ Illegible	/s/ MD Sheppard

on behalf of Nordea Bank Finland c, London Branch (as Agent acting for and on behalf of the Lenders)